UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement

As previously disclosed in the current report on Form 6-K filed by Ostin Technology Group Co., Ltd. (the “Company”) on February 14, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain individuals (collectively referred to as the “Purchasers”) dated February 10, 2025, pursuant to which the Company agreed to sell an aggregate of 965,513 Class A ordinary shares, with par value of US$0.001 per share (the “Class A Ordinary Shares”), to the Purchasers through a private investment in public equity (“PIPE”) at a purchase price of $1.45 per Class A Ordinary Share. Purchasers of Class A Ordinary Shares in this PIPE will also receive warrants (the “Warrants”) to purchase in total of 2,896,539 Class A Ordinary Shares.

On February 17, 2025, the Company consummated the PIPE and issued an aggregate of 965,513 Class A Ordinary Shares and the Warrants to the Purchasers. The Purchasers elected to conduct Alternate Cashless Exercise (as defined in the Warrants) and received an aggregate of 24,582,913 Class A Ordinary Shares upon exercise. The Class A Ordinary Shares issued at PIPE and upon exercise of the Warrants are subject to the Purchaser Lock-Up Agreements dated February 10, 2025, pursuant to which all Purchasers agreed that for a period beginning from the signing date of the Purchaser Lock-Up Agreement to twenty (20) months following the closing date of the PIPE, not to offer or sell any Class A Ordinary Shares beneficially owned, held or thereafter acquired. As of March 21, 2025, 27,430,042 Class A Ordinary Shares of the Company are issued and outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Co-Chief Executive Officer

By:	/s/ Lai Kui Sen
Name:	Lai Kui Sen
Title:	Co-Chief Executive Officer

Date: March 21, 2025

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